Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Harry Winston Diamond Corporation's Fiscal 2011 First Quarter Results to
     be released Wednesday, June 2, 2010

     TORONTO, May 19 /CNW/ - Harry Winston Diamond Corporation (TSX: HW, NYSE:
HWD) (the "Company"), will release its Fiscal 2011 First Quarter results for the period ended April 30, 2010, after market hours on Wednesday, June 2,
2010.
     Beginning at 10:00AM (EDT) on Thursday, June 3, 2010, the Company will hold its Annual Meeting of Shareholders at the Fairmont Royal York Hotel, 100
Front Street West, Toronto, Ontario in the Imperial Room on the Lobby Level.
Interested parties unable to attend may listen to a webcast of the meeting and a review of the first quarter results on the company's website at
http://investor.harrywinston.com or by dialing 866-730-5762 within North
America or 857-350-1586 from international locations and entering passcode
70829457.
     An online archive of the webcast will be available by accessing the
Company's investor relations web site at http://investor.harrywinston.com. A telephone replay of the meeting will be available one hour after the meeting through 11:00PM (EDT), Thursday, June 10, 2010 by dialing 888-286-8010 within
North America or 617-801-6888 from international locations and entering passcode 61695982.

     About Harry Winston Diamond Corporation

     Harry Winston Diamond Corporation is a specialist diamond enterprise with assets in the mining and retail segments of the diamond industry. Harry
Winston supplies rough diamonds to the global market from its 40 per cent ownership interest in the Diavik Diamond Mine (economic ownership of 31%).
     The Company's retail division is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris,
London, Beijing, Tokyo, and Beverly Hills.
     The Company focuses on the two most profitable segments of the diamond industry, mining and retail, in which its expertise creates shareholder value.
This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

     %SEDAR: 00003786E %CIK: 0000841071

     /For further information: please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com. Ms. Kelley
Stamm, Manager, Investor Relations - (416) 362-2237 ext 223 or
kstamm(at)harrywinston.com/
     (HW. HWD)

CO:  Harry Winston Diamond Corporation

CNW 13:06e 19-MAY-10